Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS OPENS EXPANSION COHORT IN ASLAN004 ATOPIC DERMATITIS CLINICAL TRIAL

- ASLAN has completed recruitment of patients into the third, highest dose cohort of ASLAN004 in AD patients. ASLAN004 was found to be well tolerated at all dose levels

- Data Monitoring Committee approved proposal to open the expansion cohort based on blinded safety data, accelerating study completion timelines

Singapore, 11 January 2021 – ASLAN Pharmaceuticals (Nasdaq:ASLN), a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced that it has received approval from the Data Monitoring Committee (DMC) to initiate recruitment of patients into the final expansion cohort in its ongoing randomised, double-blind placebo-controlled multiple ascending dose (MAD) study of ASLAN004 for the treatment of moderate to severe atopic dermatitis (AD).

The approval was received following a review by the DMC of blinded safety data from all three dose cohorts of the MAD study. ASLAN004 was found to be well tolerated at all dose levels. There were no serious adverse events related to treatment and no clinically significant injection site reactions. The DMC approved the proposal to open the expansion cohort at the highest dose in advance of unblinding data from the first three cohorts of the study, which is expected to take place in early 2021. ASLAN plans to immediately commence recruitment of at least 18 patients into the expansion cohort, with at least 12 patients dosed weekly with 600mg ASLAN004 and the rest receiving placebo. Patients will be recruited from sites in the United States, Australia and Singapore.

Dr. Ken Kobayashi, CMO, ASLAN Pharmaceuticals, commented: “The emerging safety profile of ASLAN004 has allowed us to move directly into the expansion cohort at the highest dose, 600mg weekly, based on blinded safety data, accelerating the completion of the study. Because ASLAN004 is the only clinical stage monoclonal antibody targeting IL-13Rα1, we believe it has the potential to be best-in-disease which may result in improved safety and efficacy over other biologics in the class. We look forward to presenting new, unblinded data from the first three dose cohorts as planned in early 2021, followed by data from the expansion cohort in mid-2021. Thereafter, we plan to initiate a global Phase 2b study in AD, in which we expect to evaluate biweekly and monthly dose regimens of ASLAN004.”

The Phase 1 study is evaluating three doses of ASLAN004 (200mg, 400mg and 600mg) delivered subcutaneously and includes a fourth (expansion) cohort. Each of the first three dose cohorts contain up to six patients on ASLAN004 and two patients on placebo, and the expansion cohort will contain at least 12 patients on ASLAN004 and at least six patients on placebo. Patients are dosed weekly for eight weeks to determine safety and tolerability, as well as a number of secondary efficacy outcome measures.

ASLAN004 is a first-in-class monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signalling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of AD, such as redness and itching of the skin.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6751 2021 Email: ASLAN@spurwingcomms.com	Robert Uhl Westwicke Partners Tel: +1 858 356 5932 Email: robert.uhl@westwicke.com

About ASLAN Pharmaceuticals
ASLAN Pharmaceuticals (Nasdaq:ASLN) is a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Led by a senior management team with extensive experience in global development and commercialisation, ASLAN has a clinical portfolio comprised of a first-in-class monoclonal therapy, ASLAN004, that is being developed in atopic dermatitis and other immunology indications, and ASLAN003, which it plans to develop for autoimmune disease. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy, the Company’s plans to develop and commercialise ASLAN004, the safety and efficacy of ASLAN004, the potential for ASLAN004 to deliver a best-in-disease treatment for people with atopic dermatitis, and the Company’s plans and expected timing with respect to enrolment in its clinical trials for ASLAN004 and clinical trial results for ASLAN004. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s Securities and Exchange Commission (“SEC”) filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the SEC on April 16, 2020. .

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.